Exhibit 12.1

Wynn Las Vegas, LLC

Calculation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(161,917)	(15,973)	(4,833)	(1,704)	(1,463)
Fixed charges	165,499	104,855	15,372	6,325	—

Subtract:
Interest capitalized	165,499	99,807	13,500	6,325	—

Total Earnings	(161,917)	(10,925)	(2,961)	(1,704)	(1,463)

Interest expensed	—	5,048	1,872	—	—
Interest capitalized	115,000	87,300	13,500	6,325	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	50,499	12,507	—	—	—

Total Fixed Charges	165,499	104,855	15,372	6,325	—

Earnings to Fixed Charges	(0.98)	(0.10)	(0.19)	(0.27)	—
Deficiency Amount	(327,416)	(115,780)	(18,333)	(8,029)	(1,463)